SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2006

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2006, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 8, 2006, entitled "GOLD PRODUCTION RESUMES AT TOLUKUMA GOLD MINE"

99.2   Release dated December 8, 2006, entitled "DEALING IN SECURITIES BY DIRECTOR"

99.3   Release dated December 8, 2006, entitled "DEALING IN SECURITIES BY DIRECTOR"

99.4   Release dated December 8, 2006, entitled "RESULTS OF AGM"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 11, 2006

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARBN 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

GOLD PRODUCTION RESUMES AT TOLUKUMA MINE

Previously, Emperor Mines Limited ("EML") announced that gold production at the Tolukuma Gold Mine had been halted on 25 November 2006 after the discovery of serious damage to part of the mine's SAG mill.

EML are pleased to report that the repairs to the mill have now been completed and the mill is operational. Accordingly gold production has now resumed at Tolukuma.

EML General Manager (Papua New Guinea), Mr Brad Sampson, said "Despite being such a major shutdown, all work was completed without major incident which is testament to our maintenance people."

DRDGOLD – through its wholly owned subsidiary, DRD (Offshore) Limited, holds 78.72% of the issued shares of Emperor which is listed on the Australian Stock Exchange (ASX).

08 December 2006

Johannesburg

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

ASX trading symbol: DRD

("DRDGOLD" or "the Company")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("the JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:	Campbell
First Name:	Geoffrey Charles
Designation:	Non Executive Chairman
Date of transaction:	07 December 2006
Price:	$0.89
Amount:	40 000
Aggregate value:	$35 600
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Campbell has purchased 40 000 ordinary shares, which constitute approximately 66.67% of his total shareholding and approximately 40.83% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of the Audit Committee.

The above trade was completed outside of a closed period.

Johannesburg
08 December 2006

Sponsor
Standard Bank

Exhibit 99.3

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

DEALING IN SECURITIES BY DIRECTOR

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("the JSE"), the following information is disclosed:

Surname:	Wellesley-Wood
First Name:	Mark Michael
Designation:	Director
Date of transaction:	07 December 2006
Price:	$0.903
Amount:	50 000
Aggregate value:	U$45 150
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Wellesley-Wood has purchased 50 000 ordinary shares, which constitute approximately 9.78% of his total shareholding and approximately 4.42% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD board of directors.

The above trade was completed outside of a closed period.

Johannesburg
08 December 2006

Sponsor
Standard Bank

Exhibit 99.4

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
("DRDGOLD" or "the company")

RESULTS OF ANNUAL GENERAL MEETING

DRDGOLD shareholders are advised that, at the Annual General Meeting of DRDGOLD
shareholders held today, 8 December 2006, at the company's registered office, all the resolutions
put to shareholders were passed by the requisite majorities of votes, except for Special Resolution
No. 4 to amend the articles of association by changing the quorum, which was removed from the
list of resolutions put to shareholders at the meeting.

Johannesburg
8 December 2006

Sponsor
Standard Bank